FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

The Company hereby announces that on April 25, 2007 a special General Meeting of Shareholders was held, during which the following resolutions were approved and adopted:

1.	To appoint Mr. Avi Zigelman as External Director and Chair of audit committee of the Company, in place of Mr. Alex Verber, whose term has expired;

2.	(A) To amend the Articles of Association of the Company in order to comply with “Amendment No. 3” to the Israeli Companies Law (1999) regarding indemnification and exemption of directors and officers (including officers who are interested parties) of the Company and their duty of care; B) Additionally, to approve the issuance of new indemnification and exemption deeds to directors and officers of the Company and its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Orev”);

3.	To approve an amendment to the employment agreement between Orev and Ms. Monique Melman, wife of Mr. Shmuel Melman, Controlling Shareholder, Director and CEO of the Company.

4.	To approve procurement by the Company of directors and officers insurance (including office holders who are interested parties), for five consecutive one-year periods, beginning October 2007 and ending November 2012, in which the limit of liability for each such one year period shall not exceed $12,000,000 per period or per instance, and for which the annual premium shall not exceed $150,000, and to approve transaction as an “Umbrella Arrangement” as defined in the Israeli Company Regulations – 2000 (Interested Party Transactions – Relief).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer